UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Singing Machine Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

829322403

(CUSIP Number)

Lloyd Perry Feldman

Senior Vice President & General Counsel & Corporate Secretary

730, rue Wellington, Montréal, Québec, Canada H3C 1T4

(514) 664-1244

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829322403
1.	Names of Reporting Persons.
Stingray Group Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,643,347*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,643,347*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,643,347*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	24.75%*
14.	Type of Reporting Person (See Instructions)	CO

*       See Items 4 and 5 of this Schedule 13D.

CUSIP No. 829322403
1.	Names of Reporting Persons.
Eric Boyko
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,643,347*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,643,347*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,643,347*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	24.75%*
14.	Type of Reporting Person (See Instructions)	IN

*       See Items 4 and 5 of this Schedule 13D.

Explanatory Note

This Amendment No. 2 (this “Amendment”) to the initial Statement on Schedule 13D, filed on August 18, 2021, as amended prior to the date hereof (the “Statement”), hereby supplements, amends and restates, where indicated, the Statement relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of The Singing Machine Company, Inc. (the “Issuer”). This Amendment is filed by Stingray Group Inc., a corporation incorporated under the laws of Canada and governed by the Canada Business Corporations Act (“Stingray”), and Eric Boyko, an individual (“Boyko”, and together with Stingray, the “Reporting Persons”). The Statement, as so amended by this Amendment, is referred to herein as the “Schedule 13D”. The joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following:

“The information set forth in Item 4 below is hereby incorporated by reference into this Item 3. The Purchased Shares (as defined in Item 4 below) were purchased with Stingray’s working capital through a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder (the “Private Placement”). Stingray expended an aggregate of $1,000,000 for the purchase of the Purchased Shares.”

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

“On November 21, 2023, Stingray purchased 1,098,901 shares of Common Stock (the “Purchased Shares”) through the Private Placement.

Stingray purchased the Purchased Shares based on its belief that the Purchased Shares, when purchased, represented an attractive investment opportunity. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

“As of November 21, 2023, Stingray beneficially owned approximately 24.75% of the Issuer’s outstanding shares of Common Stock. The foregoing percentage is based on 6,418,061 shares of Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 22, 2023.

As of September 30, 2023, Boyko, indirectly, controlled approximately 56.11% of the combined voting power of Stingray’s outstanding shares. As a result, Boyko may be deemed to share beneficial ownership of the shares of Common Stock. The filing of this Schedule 13D shall not be deemed to constitute an admission by Boyko that he is the beneficial owner of any of the securities reported herein for purposes of Section 13(d) of Act or for any other purpose, and such beneficial ownership is expressly disclaimed.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

“The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

On November 24, 2023, the Reporting Persons entered into a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, a copy of which is attached to this Schedule 13D as Exhibit A.”

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2023

STINGRAY GROUP INC.

	By:	/s/ Eric Boyko
Name: Eric Boyko
Title: President and Chief Executive Officer

	By:	/s/ Eric Boyko
ERIC BOYKO

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of The Singing Machine Company, Inc. that may be deemed beneficially owned by the undersigned, and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement on November 24, 2023.

STINGRAY GROUP INC.

By:	/s/ Eric Boyko
Name: Eric Boyko
Title: President and Chief Executive Officer

By:	/s/ Eric Boyko
ERIC BOYKO